Exhibit 3.1

STATE OF DELAWARE

CERTIFICATE OF MERGER

Pursuant to Title 8, Section 264(c) of the Delaware General Corporation Law and Title 6, Section 18-209 of the Delaware Limited Liability Company Act, the undersigned limited liability company executed the following Certificate of Merger:

FIRST: The name of the surviving limited liability company is 704Games LLC, a Delaware limited liability company and the name of the corporation being merged into this surviving limited liability company is 704Games Company, a Delaware corporation.

SECOND: The Agreement of Merger has been approved, adopted, certified, executed and acknowledged by the surviving limited liability company and the merging corporation.

THIRD: The name of the surviving corporation is 704Games LLC, a Delaware limited liability company.

FOURTH: The Certificate of Formation of the surviving company, as in effect immediately prior to the effective time of the merger, shall be the Certificate of Formation of the surviving company.

FIFTH: The merger is to become effective on the date and time of filing of this Certificate of Merger.

SIXTH: The Agreement of Merger is on file at 5972 NE 4th Avenue, Miami, FL 33137, the place of business of the surviving limited liability company.

SEVENTH: A copy of the Agreement of Merger will be furnished by the surviving limited liability company on request, without cost, to any member of any constituent limited liability company or stockholder of any constituent corporation.

IN WITNESS WHEREOF, said surviving limited liability company has caused this Certificate of Merger to be signed by an authorized person on this 16th day of April, 2021.

704Games LLC,
a Delaware limited liability company

By:	/s/ Dmitry Kozko
Authorized Person
Name:	Dmitry Kozko
Title:	Sole Manager